Regulus Therapeutics Inc.

10628 Science Center Drive, Suite 225

San Diego, CA 92121

(858) 202-6300

March 15, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:     Ada D. Sarmento

Re:	Regulus Therapeutics Inc.

Registration Statement on Form S-3

File No. 333-254063

Acceleration Request

Requested Date:    Wednesday, March 17, 2021

Requested Time:    4:00 p.m. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Regulus Therapeutics Inc. hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-3 to become effective at 4:00 p.m. Eastern Time on Wednesday, March 17, 2021, or as soon thereafter as is practicable.

If you have any questions regarding this request, please contact Thomas A. Coll of Cooley LLP at (858) 550-6013 or Carlos Ramirez of Cooley LLP at (858) 550-6157.

Sincerely,

REGULUS THERAPEUTICS INC.

By:	/s/ Christopher Aker
Christopher Aker
SVP & General Counsel